Notice and Access Notice to Shareholders

Annual General Meeting of Shareholders to be held on June 20, 2017

You are receiving this notice because Western Copper and Gold Corp. (the “Company”) is using notice and access model (“Notice and Access”) for the delivery of meeting materials to its shareholders in respect of its annual general meeting to be held on June 20, 2017 (the “Meeting”).

Under Notice and Access, instead of receiving paper copies of the Company’s management information circular (the “Information Circular”) and other meeting materials (together, the “Meeting Materials”), shareholders are receiving this notice containing information on how to access the Meeting Materials electronically. Along with this notice, shareholders will receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.

The use of this alternative means of delivering meeting materials is more environmentally friendly and reduces the Company’s printing and mailing costs. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

MEETING DATE AND LOCATION

WHEN	Tuesday, June 20, 2017	WHERE	The Vancouver Club
	11:00 am (Pacific Time)		915 West Hastings Street
Vancouver, British Columbia
Room: Presidents West

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

1.	Number of Directors: To set the number of directors at five (5). See the section entitled “Election of Directors” in the Information Circular.

2.	Election of Directors: To elect the directors of the Company for the ensuing year. See the section entitled “Election of Directors” in the Information Circular.

3.

Appointment of Auditor: To appoint PricewaterhouseCoopers LLP as auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration. See the section entitled “Appointment of Auditor” in the Information Circular.

4.	Other Business: To transact such other business as may properly come before the Meeting or any adjournment thereof. See the section entitled “Other Matters” in the Information Circular.

WE REMIND SHAREHOLDERS TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE THE MEETING MATERIALS ARE POSTED

You may view the Meeting Materials on the Company’s website:

www.westerncopperandgold.com/events/agm-2017

You can also access the Meeting Materials online under the Company’s profile:

www.sedar.com (Canada)

www.sec.gov/edgar.shtml (United States)

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

You may request a paper copy of the Meeting Materials, including the Company’s audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2016 by mail. There is no charge to you for requesting a copy.

To ensure you receive the Meeting Materials in advance of the voting deadline and meeting date, all requests must be received no later than June 6, 2017. If you request the current Meeting Materials, please note that another proxy or voting instruction form, as applicable, will not be sent to you. Please retain your current one for voting purposes.

To request any or all of the Meeting Materials or to make any other enquiry, please contact the Company:

Email:	info@westerncopperandgold.com

Within North America:	1-888-966-9995 (toll-free)

Outside North America:	+1-604-684-9497

VOTING

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the methods indicated on your enclosed proxy or voting instruction form.